Exhibit 17.1

To: eWellness Healthcare Corporation

From: Doug Cole (Director)

Date: July 22, 2022 (10:00 A.M.)

RE: Resignation of all Company Positions

Please be advised that effective July 22, 2022, at 10:00 a.m., I, Doug Cole, hereby resign as a director of eWellness Healthcare Corporation (the “Company”). I have had no disagreements with the Company on any matters relating to its operations, policies or practices.

Thank you,

/s/ Doug Cole

Doug Cole